UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 31 March 2022

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
This Form 6-K includes the exhibits containing the Technical Report Summaries for the material mining properties of Gold Fields Limited (“Gold Fields”) in West Africa pursuant to Subpart 1300 of Regulation S-K under the Securities Act of 1933. Each of the exhibits is filed herewith in order to be incorporated by reference into Gold Fields’ annual report on Form 20-F for the year ended 31 December 2021.

Exhibit No.	Description
96.2	Technical Report Summary – Tarkwa Gold Mine
96.3	Technical Report Summary – Damang Gold Mine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Gold Fields Limited

Date: 31 March 2022	By:	/s/ Chris Griffith
		Name:	Chris Griffith
		Title:	Chief Executive Officer